FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of  August, 2003
                                          ------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA 4076, QUEENSLAND, AUSTRALIA
             ------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X   Form 40-F
                                      ----            ----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes       No   X
                                       ----     ----

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---------

     Attached as Exhibit 1 is a copy of Appendix 4E - Preliminary Final Report for the Company's fiscal year ended June 30, 2003, as filed with the Company Announcements Office of the Australian Stock Exchange.

     Attached as Exhibit 2 is a copy of the Company's media release dated August 29, 2003 entitled "Good Financial Results Bolster Progen's Plan for 2004."


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Progen Industries Limited

Date:  August 29, 2003                     By:  /s/  Milton McColl
       ---------                                --------------------------------
                                                Milton McColl, Company Secretary


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                                  EXHIBIT INDEX

Exhibit Number                              Description
--------------                              -----------
Exhibit 1 Copy of Appendix 4E - Preliminary Final Report for the Company's fiscal year ended June 30, 2003, as filed with the Company
               Announcements  Office  of  the  Australian  Stock  Exchange

Exhibit 2 Copy of the Company's media release dated August 29, 2003 entitled "Good Financial Results Bolster Progen's Plan for 2004"


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